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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 000-53205
CUSIP NUMBER Q3191S103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diligent Board Member Services, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1385 Broadway, 19th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diligent Board Member Services, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25(b).  As previously disclosed by the Company, the Company has been working to complete the restatement of certain of its historical financial statements, which has resulted in the inability to file the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 within the prescribed time period.

As previously disclosed by the Company, the Company’s financial statements for the fiscal years ended December 31, 2012, 2011, 2010, 2009, 2008 and 2007, including the interim periods within such fiscal years, and its unaudited interim financial statements for the fiscal quarter ended March 31, 2013 (collectively the “Affected Periods”), contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) prior to February 28, 2014, should no longer be relied upon.  On April 7, 2014, the Company filed with the SEC Amendment No. 2 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K Amendment”) and Amendment No. 1 to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013 (the “10-Q Amendment”).  The 10-K Amendment and the 10-Q Amendment contain restated financial information for the fiscal years ended December 31, 2012 and 2011, the quarterly periods within such fiscal years and the quarterly period ended March 31, 2013.  Other than the 10-K Amendment and the 10-Q Amendment, the Company has not filed amendments to (i) its Quarterly Reports on Form 10-Q previously filed with the SEC for the interim periods in the Affected Periods, or (ii) its Annual Reports on Form 10-K previously filed with the SEC for the fiscal years included in the Affected Periods (collectively, the “Affected Reports”).  Accordingly, investors should rely only on the financial information and other disclosures regarding the Affected Periods in the 10-K Amendment and the 10-Q Amendment, and not the Affected Reports or any reports, sales update press releases, or similar communications relating to the Affected Periods provided prior to February 28, 2014.

On April 29, 2014, the Company issued its annual report for the year ended December 31, 2013 pursuant to the rules of the New Zealand Stock Exchange.  A copy of the report, which contains audited financial statements for the 2013 fiscal year, is filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2014.  Having completed its 2013 audit, the Company is working to complete and file with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2013, September 30, 2013 and March 31, 2014 as soon as practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alessandro Sodi Chief Executive Officer	(212)	741-8181
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 or Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2013 and September 30, 2013.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the subject report will reflect changes in results of operations from the corresponding period for the last quarter in a manner consistent with the information contained in the Press Release dated April 16, 2014, New Zealand Time, included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 16, 2014.  The information contained in Exhibit 99.1 to such Current Report on Form 8-K is incorporated by reference herein.

Forward Looking Statements

This document contains forward looking statements within the meaning of the safe harbor provision of the Securities Litigation Reform Act of 1995. Terms such as “expect,” “believe,” “continue,” and “intend,” as well as similar comments, are forward looking in nature. These forward looking statements include statements regarding the Company’s ability become current in its financial reporting obligations. These statements are subject to risks and uncertainties, including risks relating to the time and effort required to complete the Company’s filings, the ramifications of the Company’s potential inability to timely file periodic and other reports with the SEC, and the risk of litigation or governmental investigations or proceedings relating to these matters. As disclosed in the Company’s prior filings, its Special Committee investigation identified a number of instances in which the Company was not, or may not have been, in compliance with applicable New Zealand and US regulatory obligations and such instances may expose the Company to potential regulatory actions and/or contingent liabilities; certain of the Company’s past stock issuances and stock option grants may expose it to potential contingent liabilities, including potential rescission rights; the Company is subject to New Zealand Stock Exchange Listing Rules and compliance with securities and financial reporting laws and regulations in the US and New Zealand and faces higher costs and compliance risks than a typical US public company due to the need to comply with these dual regulatory regimes; as of December 31, 2013 the Company identified material weaknesses in its internal control over financial reporting and concluded that its disclosure controls were not effective; the Company must address the material weaknesses in its internal controls, which otherwise may impede its ability to produce timely and accurate financial statements; the Company’s business is highly competitive and it faces the risk of declining customer renewals or upgrades; and it may fail to manage its growth effectively. Please refer to the Company’s Risk Factors included in its Annual Report on Form 10-K/A filed with the SEC on April 7, 2014, for further information.

Diligent Board Member Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2014	By	/s/ Alessandro Sodi
		Name:	Alessandro Sodi
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).